UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016

Commission File Number 000-30342

JACADA LTD.
(Translation of Registrant’s name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On January 15, 2016, Jacada Ltd. (“Jacada” or the “Company”) held its Annual General Meeting of Shareholders (the “Meeting”). Out of the proposals submitted to Jacada’s shareholders at the Annual Meeting, the following proposals (constituting Proposals 1(i), 2(i), 3, 4, 5 and 6 set forth in the notice and proxy statement with respect to the Meeting) were duly approved by the requisite majorities under the Israeli Companies Law, 5759-1999 (the “Companies Law”):

1.
Re-election to the Company’s Board of Directors (the “Board”) of Mr. Ohad Zuckerman (the nominee recommended by the Board) to serve as an external director under the Companies Law and as a Class I director under the Company’s Articles of Association (the “Articles”) for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due qualification of his successor.

2.
Election to the Board of Mr. Barak Gablinger (the nominee recommended by the Board) to serve as a Class I director under the Articles for a three year term, until the third annual general meeting of shareholders following the Meeting and until the due qualification of his successor.

3.
Election to the Board of Mr. Ofer Timor (a nominee recommended by the Board), to serve as an unclassified director under the Articles for a one year term, until the next annual general meeting of shareholders and until the due qualification of his successor.

4.
Payment of a $100,000 cash bonus, and the accelerated vesting of options to purchase 100,000 ordinary shares, par value NIS 0.04 of the Company (“Ordinary Shares”), to or for (as appropriate) Mr. Guy Yair, the Company’s co-CEO.

5.
Grant of options to purchase 30,000 Ordinary Shares to each of (i) Mr. Ohad Zuckerman and Mr. Barak Gablinger (due to their election to the Board pursuant to Proposals (1) and (2), respectively), (ii) Mr. Ofer Timor (due to his election as a director to the Board pursuant to Proposal (3)) and (iii) Ms. Tzvia Broida, a current external director of the Company, pursuant to the Company’s 2012 Share Option and Incentive Plan.

6.
Approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2015 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the audit committee of the Board.

The proposed election to the Board of the nominees Messrs. Jeffrey Smith and Robert Ashton pursuant to Proposals 1(ii) and 2(ii), respectively, which had been proposed by two affiliated shareholders, Kinetic Catalyst Partners, LLC and Mr. Ashton, was voted down by the Company’s shareholders at the Meeting.

A description of each of the above proposals—including biographical information concerning the nominees who were elected to the Board and those who were not— was set forth at greater length in the proxy statement with respect to the Meeting, which was annexed as Exhibit 99.1 to the Company's Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission on December 21, 2015 (the second report on Form 6-K furnished by the Company that day). That description is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/S/ CAROLINE CRONIN
Name:	Caroline Cronin
Title:	Chief Financial Officer

Dated:	January 18, 2016

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